Mail Stop 3561

September 21, 2006

Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

      Re: **Steven Madden, Ltd**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 14 2006

Dear Mr. Dharia:

      We have completed our review of the above referenced filing and have no further comment at this time. If you have any questions, please contact me at (202) 551-3841.

      Sincerely,

      Michael Moran
      Accounting Branch Chief